

April 12, 2024

Michael Guthrie
Chief Financial Officer
Roblox Corporation
970 Park Place
San Mateo, CA 94403

> **Re: Roblox Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K submitted February 7, 2024**
> **File No. 001-39763**

Dear Michael Guthrie:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K submitted February 7, 2024

Exhibit 99.1, page 1

1. We note your measure of Covenant Adjusted EBITDA includes adjustments for the change in deferred revenue and change in deferred costs of revenue. You disclose that this measure is used in certain covenant calculations specified in the indenture governing your senior notes due 2030. As indicated in our comment letter dated April 21, 2023, to the extent you believe this measure is material to an investor's understanding of your financial condition and/or liquidity, you should limit any discussion of such measure to the liquidity section in your filed documents (i.e. Forms 10-K and 10-Q). As such, please remove any reference to Covenant Adjusted EBITDA from your earnings releases and shareholder letters included in your Forms 8-K, as well as discussions elsewhere such as in earnings calls and other supplemental information. Refer to Question 102.09 of the Non-GAAP C&DIs. Alternatively, revise the measure used outside of the liquidity discussion in your filed documents and remove the adjustments for change in deferred revenue and change in deferred cost of revenue as these adjustments result in a measure that reflects individually

        tailored recognition methods. Refer to Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP CD&Is.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Reinstra